October 8, 2008

Mail Stop 3561

James M. Cassidy, President
Spinnet Acquisition Corporation
1504 R Street, N.W.
Washington, D.C.  20009

**Re:     Spinnet Acquisition Corporation**
**Form 10**
**File No. 0-53256**

Dear Mr. Cassidy:

We have completed our review of your Form 10 and related filings and have no further comments at this time.

Sincerely,


John D. Reynolds
Assistant Director


cc:     Lee Cassidy
fax:  (202) 745-1920